

EXHIBIT 99.1

MEDIA RELEASE

Royal Wolf to Acquire Australian Container & Engineering Services (ACES) in Queensland

Royal Wolf Holdings (ASX:RWH) is pleased to announce that it has completed the acquisition of the assets and businesses of Australian Container & Engineering Services Pty Limited, Container Engineering North Queensland Pty Limited and Australian Container Traders Pty Limited (trading as Coral Sea Containers in Townsville and Container Sales Australia in Brisbane) operating in Queensland.

ACES commenced operating around 1999 and are in the business of providing various forms of container based storage, accommodation and workplace requirements.

"We are very pleased to acquire this robust business which will add an additional facility servicing the South Brisbane region and provide expanded customer connections in Brisbane, Townsville and Cairns", said Robert Allan, CEO of Royal Wolf Holdings.

 "This is an excellent regional acquisition as ACES has a strong reputation for delivering the very best in sales, hire, lease, engineering design and fabrication services, including conversions, modifications, provision of parts and accessories and repairs and customer service over many years. We are excited about the opportunity to build on the reputation that has been established with ACES' customers by adding our product range, business strategies and scale" Mr Allan added.

ACES have a fleet of around 1,000 hire containers and the business will be earnings accretive from inception.

For further information please contact:

Robert Allan CEO +61 2 9482 3466